Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

June 26, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis
Robert Klein
Susan Block
Christian Windsor

Re:	Rainbow Capital Holdings Limited
Amendment No. 2 to the Registration Statement on Form F-1
Filed June 16, 2025
File No. 333-284975

Dear Messrs. Davis, Klein, Block and Windsor:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated June 25, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing the Amendment No. 3 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the U.S. Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Form F-1 filed June 16, 2025

General

1.	We note you provide IPO sponsorship and underwriting services. Revise your disclosure to clarify the number of your IPO and underwriting clients that are located in the PRC, and the percentage of your overall transaction volume, if material. If you have a material number of clients located in PRC, revise your disclosure to discuss the regulatory compliance that you are subject to from the authorities in the PRC, including Article 21 of the Trial Measures.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iii, 2, 16, 49 and 105 to Amendment No. 3 to the Registration Statement.

United States Securities and Exchange Commission June 26, 2025 Page 2

Exhibits

2.	We note that the consent from your independent registered public accounting firm filed under Exhibit 23.1 refers to their report dated December 16, 2024, with respect to the consolidated financial statements of Rainbow Capital Holdings Limited. However, we note that the audit report filed on page F-2 is dated “December 16, 2024, except for Note 16 as to which the date is February 13, 2025.” Please revise and update the consent to refer to all dates and the related explanation appearing in the date block of the report exactly as they appear in the report.

Response: The Company notes the Staff’s comment and in response thereto has filed an updated Exhibit 23.1 to Amendment No. 3 to the Registration Statement.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited